UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2006

Commission File Number: 0-30628

ALVARION LTD.
(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on ALVARION’S BREEZEMAX™ Si WINS PRESTIGIOUS ‘BEST OF WIMAX WORLD’ AWARD dated October 11, 2006	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                    ALVARION LTD.

Date: October 16, 2006                                    By: /s/ Dafna Gruber
                    Name: Dafna Gruber
                                Title:   CFO

EXHIBIT 1
Contacts
Dafna Gruber, CFO        Carmen Deville
+972 3 645 6252           +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com    carmen.deville@alvarion.com

FOR IMMEDIATE RELEASE

ALVARION’S BREEZEMAX™ Si WINS PRESTIGIOUS ‘BEST OF WIMAX WORLD’ AWARD

Self Installable WiMAX CPE Recognized in Commercial Application/Deployment Category at Boston Show

Alvarion Customer WiMAX Telecom Also Wins Award

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WiMAX World, Boston, Massachusetts, USA, October 11, 2006 — Alvarion Ltd. (NASDAQ:ALVR), the world’s leading provider of wireless broadband solutions and specialized mobile networks, today announced that its BreezeMAX Si won a prestigious ‘Best of WiMAX World’ award in the ‘Commercial Application/Deployment - Equipment Provider’ category. Selected from more than 40 nominations, Alvarion’s self installable WiMAX CPE was recognized during the WiMAX World USA Conference and Expo being held this week at the Boston World Trade Center.

In addition, Alvarion customer WiMAX Telecom won the ‘Commercial Application/Deployment - Service Provider’ award for its world class commercial WiMAX network that uses BreezeMAX equipment.

The Best of WiMAX World winners were selected by an independent judging panel including Charles Wu, principal, CWLab; Craig Mathias, principal, Farpoint Group; Will Strauss, principal analyst, Forward Concepts; Adlane Fellah, CEO and founder, Maravedis Inc.; Carolyn Gabriel, lead research analyst, Rethink Research; Berge Ayvazian, chief strategy officer, Yankee Group; and representatives from xchange magazine and Trendsmedia. The winners will be publicized in the WiMAX World Show Daily (www.wimaxworld.com) as well as in the December issue of xchange magazine (www.xchangemag.com). The winners will be posted also on the WiMAX World, WiMAX Trends and xchange Web sites.

“We are pleased to be recognized by an independent panel of industry experts for our market leading BreezeMAX Si and the BreezeMAX network of one of our key European customers, WiMAX Telecom,” said Tzvika Friedman, president and CEO of Alvarion. “These awards are further recognition of Alvarion’s major success in commercial WiMAX deployments providing quality services and a solid business case to dozens of satisfied operators worldwide. In just two years, BreezeMAX has become the reference WiMAX product in the market, and now with the Si, we are leading the industry towards mainstream, widespread adoption of WiMAX services.”

Alvarion’s award-winning WiMAX Certified™ platform is designed from the ground up according to the IEEE 802.16 standards and is a third-generation OFDM platform with advanced non-line-of-sight (NLOS) functionality. Its carrier-class design supports broadband speeds and quality of service (QoS) to enable carriers to offer quadruple play broadband services over IP to thousands of subscribers in a single base station. BreezeMAX is now successfully deployed in over 180 installations in more than 80 countries around the world and is the radio access base station of the company’s mobile WiMAX solution, 4Motion™.

The BreezeMAX™ Si is a WiMAX Certified™, self installable, all indoor WiMAX customer premises equipment (CPE) that opens the door for mass-market deployment of WiMAX services everywhere. This compact CPE uses advanced radio technology for improved indoor penetration and NLOS operation, enables simple end user plug and play installation, and paves the way for nomadic and portable services. By eliminating professional installation, the Si enables carriers to broaden their distribution channels to best fit their business models, and when combined with outdoor CPEs, optimizes their network planning by trading-off coverage, capacity and installation costs.

About Alvarion

With more than 2 million units deployed in 150 countries, Alvarion is the world’s leading provider of innovative wireless network solutions enabling personal broadband services to improve lifestyles and productivity with portable and mobile data, VoIP, video and other applications. Providing systems to carriers, ISPs and private network operators, the company also supplies solutions to extend coverage of GSM networks to developing countries and other hard to serve areas.

Leading the WiMAX market with the most widely deployed WiMAX system in the world, Alvarion has the most extensive networks deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion’s products enable the delivery of business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data. Alvarion works with several global OEM providers and more than 200 local partners to support its diverse global customer base in solving their last-mile challenges.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for more than 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company's prominent work in the WiMAX Forum™ is focused on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to mobile WiMAX solutions.

For more information, visit Alvarion’s World Wide Web site at www.alvarion.com

This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the in ability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or +1-650.314.2653.